The OLB Group, Inc.
200 Park Avenue, Suite 1700
New York, NY 10166

June 8, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	The OLB Group, Inc.
Amendment No. 6 to Registration Statement on Form S-1 Filed May 21, 2020 File No. 333-232368

Dear Ms. Collins,

The OLB Group, Inc. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff” ) of the U.S. Securities and Exchange Commission (the “Commission” ), dated June 4, 2020, regarding Amendment No. 6 to the Registration Statement on Form S-1 (the “Registration Statement” ) filed on May 21, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Company’s Amendment No. 7 to Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Capitalization, page 53

1.	We note that you are required to use 20% of the net proceeds from this offering to repay a portion of your indebtedness. Please confirm that you reflected the impact of this transaction in the capitalization table and revise the introductory paragraph to indicate that you are also giving effect to this transaction.

The Company confirms that it has reflected the impact of repaying a portion of its indebtedness in the capitalization table and has revised the introductory paragraph of the capitalization table in the Registration Statement to reflect the same.

2.	Please revise the introductory paragraph to clarify that $3.0 million of long-term debt will be converted into Series A Preferred Stock along with $1,533,207 of interest, deferred salary and unreimbursed expenses. Also, disclose the significant terms of the Series A Preferred Stock.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Securities and Exchange Commission

June 8, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 59

3.	You state that you believe you will be able to fund future liquidity and capital requirements through cash flows generated from your operating activities for a period of twelve months. However, you also state that you will be able to fund your liquidity needs after giving effect to the net proceeds of this offering. Please revise your disclosures throughout the filing to clarify this apparent inconsistency. Also, if the former statement is true, please explain the basis for such conclusion.

The Company has revised the Registration Statement to clarify that the Company will be able to fund future liquidity and capital requirements through cash flows generated from the Company’s operating activities for a period of twelve months, without giving effect to the offering. The Company has come to this conclusion based on its current cash position and the implementation of certain cost cutting measures meant to reduce the Company’s operating expenses to offset the impact of COVID-19 on the Company’s forecasted revenues.

Critical Accounting Policies, page 61

4.	We note that you performed a quantitative assessment of your goodwill in the fourth quarter of fiscal 2019 and determined that goodwill was not impaired. Please tell us the percentage by which fair value exceeded the carrying value for each of your reporting units. To the extent any reporting unit is at risk of failing step one of the goodwill impairment test, disclose the percentage by which the fair value exceeded the carrying value as of the date of the most recent test and describe any potential events and/or changes in circumstances, such as the recent pandemic, that could reasonably be expected to negatively affect any key assumptions. If you have determined that the estimated fair value substantially exceeds the carrying value of your reporting units, please disclose such determination. Refer to Section V of SEC Release 33-8350.

The Company tests for indefinite lived intangibles and goodwill impairment in the fourth quarter of each year and whenever events or circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable. In accordance with its policies, the Company utilized the services of an independent appraisal firm to perform a quantitative assessment of indefinite lived intangibles and goodwill and determined there was no impairment at December 31, 2019. For purposes of conducting the goodwill impairment evaluation, the Company was considered as a single reporting unit. The fair value of goodwill at December 31, 2019 is indicated at $35.6 million compared to a carrying amount of $6.9 million. Accordingly, goodwill exceeds its carrying amount by approximately 420%.

In connection with the response to the COVID-19 pandemic in the United States, the Company has experienced certain disruptions to its business and has observed disruptions for the Company’s customers and merchants which has resulted in a decline in transaction volume and revenue which will more than likely continue during the remainder of 2020. However, management does not believe that the decline will be significant enough to materially impact the valuation of the goodwill.

The Company has revised the Registration Statement to include this disclosure.

Experts, page 96

5.	Please revise to include the reference to Liggett & Webb, P.A. Refer to Item 10 of Form S-1.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Note 8. Notes Payable, page F-21

6.	Please revise to clarify that the third anniversary of the Term Loan is April 9, 2021.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Securities and Exchange Commission

June 8, 2020

Condensed Financial Statements

Note 10. Subsequent Events, page F-44

7.	We note from your Form 8-K filed on May 29, 2020 that certain assets constituting the Doublebeam business were purchased from POSaBIT Inc. on May 22, 2020. Please tell us the amount and form of consideration paid and to the extent material, revise to include a discussion of this transaction in your subsequent event disclosures. Refer to ASC 855-10-50-3.

The Registration Statement has been amended to add a discussion of the POSaBIT Inc. transaction that took place on May 22, 2020 (the “POSaBIT Transaction”). The assets were purchased from POSaBIT Inc. for a total purchase price of $270,000 (the “Purchase Price”) with $125,000 payable at closing of this transaction; (b) $25,000 payable within 90 days of the closing and (c) $120,000 payable within 180 days of the closing. The Purchase Price may be reduced by an amount that is equal to the percentage of the decrease in average monthly revenue in the period from August 1, 2020 through October 31, 2020 compared with the period from March 1, 2020 through April 30, 2020.

In addition, in the event that a customer contract which is anticipated to result in the greatest revenue of all contracts acquired in the POSaBIT Transaction is terminated by that customer, at its option, (1) within ninety (90) days from May 22, 2020, the second and third instalment payments shall not become due and the Purchase Price will automatically be adjusted to $125,000 or (2) within 180 days from May 22, 2020, the third instalment payment of the Purchase Price will not become due and owing and the Purchase Price will automatically be adjusted to $150,000.

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We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Matthew Bernstein, Esq. at mbernstein@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Ronny Yakov
Ronny Yakov Chief Executive Officer

cc:	Matthew Bernstein, Esq.
Ellenoff Grossman & Schole LLP